Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955

MERGER OF EQUALS FACT SHEET
Lincoln Financial Group (NYSE: LNC)
Through its wealth accumulation, retirement income and wealth protection businesses, Lincoln Financial Group provides annuities, life insurance, 401(k) and 403(b) plans, savings plans, mutual funds, managed accounts, institutional investment, and comprehensive financial planning and advisory services.
Jefferson Pilot Financial (NYSE: JP)
Through the Jefferson Pilot Financial family of companies, Jefferson Pilot offers a full line of life insurance products, as well as annuity and investment products. Jefferson Pilot’s Benefit Partners business offers employee benefits including life, disability and dental insurance. Jefferson-Pilot’s Communications Company owns and operates three network television stations and 18 radio stations, and produces and syndicates sports programming.
Strategic Rationale
The merger of equals will result in a combined organization with:
❖	A broader product portfolio to serve the growing retirement income segment, with leadership positions in the U.S. life and annuity market:
▪	#5 in total life sales[i]

▪	#1 in UL salesii

▪	#6 in VUL salesiii

▪	#5 in VA salesiv

▪	#8 in equity indexed annuity sales[v]

▪	#14 in fixed annuity salesvi

▪	#8 in group disability salesvii

▪	#13 in group life salesviii

▪	#6 in employer sponsored (DC/retirement plan assets)ix
❖	Powerful distribution organization with greater penetration.
▪	The company will have a multi-channel platform comprised of financial planning, general agency and wholesale distribution organizations.

▪	Complementary networks with little overlap create unique franchise.

▪	Strengthens relationships with key distributors and strategic partners.
❖	Improved earnings diversification and strong financial flexibility.
▪	Complementary product lines bring together Lincoln’s strength in life and annuities and its leading 401(k) and 403(b) offerings with Jefferson Pilot’s strength in life and fixed annuities, including equity indexed annuities, group life and disability, providing a more balanced business mix; Jefferson Pilot’s successful communications business adds further earnings diversification.

▪	The merged company will have greater scale, strong capital flexibility, and an attractive risk profile and anticipated continued ratings as a strong AA company.
❖	Significant value creation opportunities.
▪	Expect to achieve annual cost synergies of approximately $180 million.

▪	Expect transaction to be accretive to the combined company’s income from operations per share in the first year and building thereafter, excluding one-time costs.

▪	Expect to benefit from revenue enhancement opportunities across business units.

▪	Combined management teams with proven integration track records.
Transaction Summary

Company Name	Merged company will operate under the brand name Lincoln Financial Group and will be NYSE-listed as “LNC”

Locations	Merged company will be headquartered in Philadelphia, PA. Greensboro, NC, and Fort Wayne, IN, will be centers of operations for the life and annuity businesses, respectively. Other significant operations will be located in Hartford, CT, Concord, NH, and Omaha, NE.

Exchange Ratio	1.0906 Lincoln shares for each Jefferson Pilot share or $55.96 in cash, subject to proration

Expected Closing	First quarter 2006

Required Approvals	Shareholder, regulatory and antitrust, and customary closing conditions

Board of Directors	15 member Board of Directors, consisting of 8 Lincoln and 7 Jefferson Pilot (including lead director) representatives
Key Financial Metrics

	Lincoln	Jefferson Pilot	Combined[x]
2004 Income from Operationsxi	$725 million	$536 million	$1,261 million
Market Cap at 10/7/05	$8.8 billion	$6.8 billion	$15.6 billion
Book Value as of 6/30/05xii	$5.4 billion	$3.3 billion	$10.8 billionxiii
2004 Statutory Capital, Surplus + AVR	$3.3 billion	$2.1 billion	$5.4 billion
2004 Revenue	$5.4 billion	$4.1 billion	$9.5 billion
Assets at 6/30/05	$119 billion	$36 billion	$155 billion
Agency Ratings (Moody’s/S&P/Fitch/A.M. Best)	Aa3/AA-/AA/A+	Aa2/AAA/AA+/A++	Aa3/AA/AA/A+xiv

The Companies At-A-Glance
Income from Operations – Twelve Months Ended June 30, 2005*
* Excludes Corporate and Other
Key Products
Lincoln
–	Universal Life and Term

–	Variable Universal Life

–	Individual Variable Annuities

–	Group Variable Annuities

–	Mutual Funds

–	Institutional Investments

–	Asset Management/Individual Managed Accounts

–	401(k)/403(b)
Jefferson Pilot
–	Universal Life

–	Variable Universal Life

–	Fixed Annuities

–	Equity Indexed Annuities

–	Group Life

–	Group Disability

–	Group Dental

–	Broadcasting

Individual Markets Distribution	Lincoln	Jefferson Pilot	Combined
Wholesalers (Internal/External)	360	90	450

Affiliated Planners/Registered Representatives	2,480	2,200	4,680
Organization Chart (post-closing)

For additional information, please access our joint merger website at www.lfgjpmerger.com or go to www.lfg.com or www.jpfinancial.com.

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.

i LIMRA – ranked by annualized YTD 2Q05 premium dollars.

ii LIMRA – ranked by annualized YTD 2Q05 premium dollars.

iii LIMRA – ranked by annualized YTD 2Q05 premium dollars.

iv VARDS – ranked by YTD 2Q05 total sales.

v LIMRA – ranked by 2004 new sales.

vi LIMRA – ranked by 2004 new sales.

vii LIMRA – ranked by 2004 new sales.

viii LIMRA – ranked by 2004 new sales.

ix Pension and Investments – Public life insurance companies ranked by assets as of June 30, 2004.

x Combined financial data are estimates and have been calculated by adding similar category information from the companies’ separate filings with the SEC.

xi Income from operations calculated before accounting change, discontinued operations, restructuring charges and realized gains/(losses).

xii Total book value excludes AOCI.

xiii The combined book value is based on management’s estimate of implied consideration and transaction structure.

xiv Rating Agency press releases.